UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Charles & Colvard LTD

(Name of Issuer)

Common Stock

(Title of Class of Securities)

159765106

(CUSIP Number)

Ryan Reiffert

Law Offices of Ryan Reiffert, PLLC

8118 Datapoint Dr.

San Antonio, TX 78229

(210) 817-4388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. □

CUSIP No.  159765106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carlos Daniel Valadez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas, U.S.A.
	7	SOLE VOTING POWER 1,789,133
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,789,133
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,789,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86%(1)
14	TYPE OF REPORTING PERSON IN

_________________________________

(1)Based upon 30,523,705 shares of the Issuer’s common stock issued and outstanding as of March 31, 2023, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2023.

SCHEDULE 13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statements on the Schedule 13D filed by Mr. Carlos Daniel Valadez (“Mr. Valadez”) with the Securities and Exchange Commission (the “Commission”) on April 10, 2023.

The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein. Items having no amendments or changes are not reported herein.

Item 3.	Source and Amount of Funds

Item 3 is hereby amended and restated in its entirety as follows:

All shares of Common Stock reported in the previous Schedule 13D were purchased by the Reporting Person between March 16, 2023 and April 6, 2023 and were purchased with the Reporting Person’s personal funds. The total purchase price for the Common Stock previously reported was approximately $1,668,579.

Between April 6, 2023 and May 5, 2023, the Reporting Person purchased 215,002 additional shares of Common Stock with the Reporting Person’s personal funds. The total purchase price for the Common Stock purchased between April 6, 2023 and May 5, 2023 was approximately $204,252.

The total aggregate purchase price for all Common Stock purchases between March 16, 2023 and May 2, 2023 was approximately $1,872,831. All such purchases were made using the Reporting Person’s personal funds.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)

As of May 5, 2023, Mr. Valadez may be deemed to beneficially own 1,789,133 shares of Common Stock of the Issuer, which represents approximately 5.86% of the outstanding Common Stock of the Issuer. This percentage calculation is based on 30,523,705 shares outstanding, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2023.

(b)

Mr. Valadez has sole voting or dispositive power with regard to 1,789,133 shares of Common Stock of the Issuer, which represents approximately 5.86% of the outstanding Common Stock of the Issuer. This percentage calculation is based on 30,523,705 shares outstanding, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2023.

(c)

On March 16, 2023, Mr. Valadez purchased an aggregate of 377,139 shares of Common Stock in 42 open market broker transactions at prices ranging from $0.89 to $1.10 per share, with a weighted average of $0.96 per share.

On March 31, 2023, Mr. Valadez purchased an aggregate of 36,668 shares of Common Stock in 10 open market broker transactions at prices ranging from $0.90 to $0.95 per share, with a weighted average of $0.94 per share.

On April 3, 2023, Mr. Valadez purchased an aggregate of 591,096 shares of Common Stock in 97 open market broker transactions at prices ranging from $0.91 to $1.30 per share, with a weighted average of $1.07 per share.

On April 4, 2023, Mr. Valadez purchased an aggregate of 2,000 shares of Common Stock in 2 open market broker transactions at prices ranging from $0.98 to $0.99 per share, with a weighted average of $0.99 per share.

On April 5, 2023, Mr. Valadez purchased an aggregate of 106,635 shares of Common Stock in 23 open market broker transactions at prices ranging from $0.98 to $1.02 per share, with a weighted average of $1.01 per share.

On April 6, 2023, Mr. Valadez purchased an aggregate of 460,593 shares of Common Stock in 86 open market broker transactions at prices ranging from $0.99 to $1.24, with a weighted average of $1.17 per share.

On May 5, 2023, Mr. Valadez purchased an aggregate of 215,002 shares of Common Stock in open market broker transactions, with a weighted average of $0.95 per share.

Mr. Valadez’s average price per share for the aggregate of all the above transactions is $1.05 per share.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)	Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2023

/s/ Carlos Daniel Valadez
Carlos Daniel Valadez